Exhibit 12.1

Walgreen Co.

Computation of Historical Ratios of Earnings to Fixed Charges (a)

(in millions, except ratio data)

	Fiscal Years Ended August 31,					Nine Months Ended May 31, 2014
	2009	2010	2011	2012	2013
Income before income tax provision	$3,164	$3,373	$4,294	$3,376	$3,895	$3,402
Add:
Minority interests	—	—	—	—	5	42
Fixed charges	996	1,100	1,212	1,260	1,383	1,031
Amortization of capitalized interest	—	—	5	6	7	4
Less:
Equity earnings	—	—	—	—	(344)	(482)
Capitalized interest	(16)	(12)	(10)	(9)	(7)	(4)

Earnings as defined	$4,144	$4,461	$5,501	$4,633	$4,939	$3,993

Interest expense, net of capitalized interest	$91	$90	$77	$94	$193	$123
Capitalized interest	16	12	10	9	7	4
Portions of rentals representative of the interest factor	889	998	1,125	1,157	1,183	904

Fixed charges as defined	$996	$1,100	$1,212	$1,260	$1,383	$1,031

Ratio of earnings to fixed charges	4.16	4.06	4.54	3.68	3.57	3.87

(a)	For the purpose of computing these ratios, “earnings” consist of earnings before income tax provision and before adjustment for income or loss from equity investees, interest, distributed income of equity-method investees, and the portions of rentals representative of the interest factor. “Fixed charges” consist of interest expense (which includes amortization of capitalized debt issuance costs), capitalized interest and the portions of rentals representative of the interest factor.